++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement and the accompanying prospectus are not + +an offer to sell these securities and we are not soliciting offers to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63619

PRELIMINARY PROSPECTUS SUPPLEMENT (Subject to Completion, Issued November 15,
2001)
(To Prospectus dated September 30, 1998)

                                     $
[LOGO OF FEDERAL REALTY INVESTMENT TRUST]

                % SERIES B CUMULATIVE REDEEMABLE PREFERRED SHARES
                   (Liquidation Preference $25.00 per share)

                                  -----------

  The Series B Preferred Shares will not be redeemable before       , 2006.
Beginning       , 2006, Federal Realty Investment Trust may redeem Series B
Preferred Shares at $25 per share plus accumulated dividends. Dividends on the Series B Preferred Shares will be cumulative from the date of issuance and are payable quarterly, starting February 28, 2002.

                                  -----------

  Federal Realty expects to list the Series B Preferred Shares on the New York Stock Exchange and expects that trading will commence within 30 days after the initial delivery of the Series B Preferred Shares.

                                  -----------

  Investing in the Series B Preferred Shares involves risks. See "Risk Factors" on page S-7.

                                  -----------
                               PRICE $25 A SHARE

                                  -----------

                                                                        Proceeds
                                                          Underwriting     to
                                                 Price to Discounts and Federal
                                                  Public   Commissions   Realty
                                                 -------- ------------- --------
Per Share.......................................   $          $           $
Total...........................................   $          $           $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Federal Realty has granted to the underwriters the right to purchase up to an
additional     Series B Preferred Shares to cover overallotments.

  The underwriters expect to deliver the Series B Preferred Shares to purchasers on or about November , 2001.

                                  -----------

MORGAN STANLEY
        MERRILL LYNCH & CO.
                               SALOMON SMITH BARNEY
                                                             WACHOVIA SECURITIES

November  , 2001

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................. S-3
  Federal Realty Investment Trust.......................................... S-3
  Recent Developments...................................................... S-4
  The Offering............................................................. S-6
Risk Factors............................................................... S-7
Use of Proceeds............................................................ S-7
Capitalization............................................................. S-8
Selected Consolidated Financial Data....................................... S-9
Our Portfolio.............................................................. S-10
Description of Series B Preferred Shares................................... S-15
Federal Income Tax Consequences............................................ S-18
Underwriters............................................................... S-20
Legal Matters.............................................................. S-21
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Trust..................................................................    3
Use of Proceeds............................................................    4
Ratios of Earnings to Fixed Charges........................................    4
Description of Debt Securities.............................................    4
Description of Preferred Shares............................................   16
Description of Common Shares...............................................   22
Federal Income Tax Considerations..........................................   23
Plan of Distribution.......................................................   24
Legal Opinions.............................................................   25
Experts....................................................................   25

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following is only a summary. It should be read together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information, including capitalized terms used but not defined in this prospectus supplement, is incorporated by reference into the prospectus.

                        FEDERAL REALTY INVESTMENT TRUST

   As used in this prospectus supplement, references to "we", "our", the "Trust" and "Federal Realty" and similar references are to Federal Realty Investment Trust, a Maryland real estate investment trust and its consolidated subsidiaries.

   Federal Realty Investment Trust is an equity real estate investment trust specializing in the ownership, management, development and re-development of high quality retail and mixed-use properties. Federal Realty owns or has an interest in 56 community and neighborhood shopping centers comprising over 12 million square feet, primarily located in densely populated and affluent communities throughout the Northeast and Mid-Atlantic United States. In addition, Federal Realty owns 66 retail and urban mixed-use properties comprising over 2 million square feet located in strategic metropolitan markets across the United States and one apartment complex. Federal Realty has paid quarterly dividends to its shareholders continuously since its founding in 1962, and has increased its dividend rate for 34 consecutive years.

   Our traditional focus has been on community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high volume, value oriented retailers that provide consumer necessities. Late in 1994, recognizing a trend of consumer shopping preferences and retailer expansion to main streets, we expanded our investment strategy to include "street retail" or "mixed-use" properties. Our mixed-use properties are typically centered around a retail component but may also include office, residential and hotel components, in established main street shopping areas. In addition, since 1997, we have obtained control of various land parcels and have devoted substantial resources for the purpose of developing mixed-use projects in urban areas that center around the retail component. We believe that these mixed-use developments will be an important source of our growth in the future.

   We continually evaluate our properties for renovation, retenanting and expansion opportunities. Similarly, we regularly review our portfolio and from time to time consider selling properties or exchanging them for other real estate assets. Proceeds from the sale of such properties may be used to acquire other properties, including funding for development projects and for other capital needs.

   We have benefited, and expect to continue to benefit, from the following characteristics of our operations:

  . Long term operating history. Our revenues have increased consistently since we were founded through many real estate and economic cycles. As a result, we have been able to increase our common dividend each and every year for the past 34 years.

  . Strong demand for our assets. During the twelve months ended September 30, 2001, we signed leases for 1,457,000 square feet of retail space. On a same space basis, we re-leased 837,000 square feet of retail space at an average increase in rent per square foot of 15%.

  . Excellent demographics. Our properties tend to be located in densely populated, affluent markets where limited land availability and zoning restrictions limit the development of new competitive products.

  . Contractual rents. During the twelve months ended September 30, 2001, 98% of our retail rental income was contractual minimum rent plus expense recoveries and was not derived from percentage rents.

  . Diverse tenant base. In 2000, our retail rental income was derived from approximately 2,100 tenants, with no single tenant or corporate entity accounting for more than 2.5% of revenue.

  . Favorable lease structure. Our typical shopping center lease includes provisions for recapture of a majority of property operating expenses and real estate taxes. For the year ended December 31, 2000, we recovered 81% of property operating expenses and 80% of real estate taxes.

   We are organized as a Maryland real estate investment trust. Our executive offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852 and our telephone number is (301) 998-8100.

                              RECENT DEVELOPMENTS

Third Quarter Operating Results

   On November 1, 2001, we announced our operating results for the third quarter of 2001. Funds from operations for the third quarter of 2001 increased 9.5% to $28.3 million from $25.8 million in the third quarter of 2000. Funds from operations also improved for the first nine months of 2001, increasing 7.1% to $81.9 million in 2001 from $76.5 million in 2000. At September 30, 2001 our overall occupancy was 95.8%. During the third quarter, we signed leases for over 280,000 square feet of retail space. On a same space basis, we signed leases for 200,388 square feet at an average increase in rent per square foot of 11%. The weighted-average new rent on these same space leases was $25.57 per square foot compared to the previous average rent of $23.03 per square foot.

   A comparison of property operations for the third quarter of 2001 versus the third quarter of 2000 shows the following:

  . Rental income increased 8.5% to $69.5 million in 2001 from $64.1 million in 2000. When adjusted to exclude properties acquired, developed or sold during the analyzed periods, rental income increased 6.2% to $67.5 million from $63.6 million.

  . Net operating income, which includes interest from mortgage notes receivable, increased 8.0% from $48.8 million in 2000 to $52.7 million in 2001. On a same center basis, net operating income increased 7.6% to $51.2 million in 2001 from $47.6 million in 2000.

Acquisitions, Dispositions and Developments

   During the first nine months of 2001, we continued to acquire, dispose of and develop properties, as outlined below.

  . In January we entered into an arrangement with the minority investor in Santana Row, a significant street retail development project located in San Jose, California, providing for our acquisition of his minority interest in that development in exchange for an office building that we purchased for $8.5 million. Upon completion of this transaction, structured as a tax-free exchange, we will acquire the minority interest in Santana Row and $5.9 million in cash, and the investor will receive the office building.

  . In February we bought the fee interest underlying the capital lease obligation of $21.4 million on Brick Plaza, a shopping center located in Brick, New Jersey, thereby terminating the capital lease and obtaining a 100% fee interest in the property for $28 million.

  . In March we bought the minority interest in nine street retail properties, bringing our ownership to 100% of each property, for $18.1 million. We paid the purchase price with $11.4 million in cash and 328,116 common shares valued at $6.7 million.

  . In April, as part of a tax-free exchange, we sold the Williamsburg Shopping Center in Williamsburg, Virginia for $16.7 million, resulting in a gain of $7.9 million.

  . In September we acquired Friendship Center, a 119,000 square foot street retail property in Washington, D.C. for $33.4 million. The purchase price was funded from the proceeds of the sale of Williamsburg Shopping Center and a $17 million mortgage loan.

  . During the first nine months of 2001, we incurred development costs of approximately $135 million on our main street mixed-use projects in San Jose, California and Arlington, Virginia.

Santana Row

   Santana Row, our single largest development, is a multi-phase mixed-use property being built on 42 acres in San Jose, California in the heart of the Silicon Valley. The project will consist of residential, retail and hotel components, creating a community with the feel of an urban district.

  . Phase 1 of the project includes Santana Row, the "1,500 foot long main street" and nine buildings which will contain approximately 538,000 square feet of retail space, 501 residential units, a 214 room hotel and the supporting infrastructure. Eight buildings comprising 440,000 square feet of retail space are expected to be completed during the third quarter of 2002 with the ninth building being completed twelve to eighteen months later.

  . The total cost of Phase 1 is expected to be approximately $475 million. As of September 30, 2001, we have incurred costs of $202 million including the purchase of the land; we estimate that we will spend approximately $36.6 million in the last three months of 2001 and most of the balance of the cost in 2002 to complete the first phase of the project.

  . As of November 1, 2001, we had executed leases for approximately 213,000 square feet of retail space and had signed letters of intent for an additional 57,000 square feet. Of the first floor retail space located directly on the main street, 79% is covered either by executed leases or signed letters of intent.

  . The success of Santana Row will depend on many factors which cannot be assured and are not entirely within our control. These factors include among others, the demand for retail and residential space and at what prices, the ability to construct the current and later phases at reasonable prices, the cost of operations, including utilities and insurance, the availability and cost of capital and the general economy, particularly in the Silicon Valley. We have not finalized the cost and scope for future phases of Santana Row and will not do so until the success of Phase 1 and future demand for rental space, both retail and residential, can be determined. However, as Phase 1 utilizes only part of the retail and residential entitlements of the property and as Phase 1 contains infrastructure for further phases, we expect to identify and execute economically viable additional phases to the project.

Pentagon Row

   We are developing the 300,000 square foot retail component of Pentagon Row in Arlington, Virginia with the 500 unit residential component being developed by an unrelated third party. As of September 30, 2001 we have incurred costs of approximately $69 million on our share of the project which we estimate will cost approximately $87 million. The project is currently 92% leased. At September 30, 2001, approximately 60% of the retail component of the project is complete and occupied. We anticipate the entire retail component of the project will be open by the end of the first quarter of 2002.

Recent Financings

   In April we closed on a $295 million construction loan for Santana Row. The loan currently bears interest at LIBOR plus 212.5 basis points, and will mature April 2004 with two one-year extension options, which are subject to attaining certain operating targets. The interest rate will decrease to LIBOR plus 187.5 basis point and then to LIBOR plus 162.5 basis points upon the achievement of certain leasing, occupancy and net operating income targets. The loan requires fees and has various covenants including the maintenance of a minimum shareholders' equity and a maximum ratio of debt to gross asset value. The initial funding of the loan took place in August 2001 when our equity and pre-leasing requirements were met. As of October 31, 2001, $43 million was borrowed under the loan.

   Also in April we obtained a $33 million mortgage loan secured by Brick Plaza in Brick, New Jersey. The mortgage bears interest at 7.415% and matures November 1, 2015.

   During 2001 we refinanced the mortgages on Federal Plaza and Tysons Station. We repaid the $26.5 million mortgage on Federal Plaza, a shopping center in Rockville, Maryland, with proceeds from a new $36.5 million mortgage which bears interest at 6.75% and matures in June 2011. We repaid the $3.9 million mortgage on Tysons Station, a shopping center in Falls Church, Virginia, with proceeds from a new $7.0 million mortgage which bears interest at 7.4% and matures in September 2011.

   In connection with the purchase of Friendship Center as mentioned above, we placed a $17.0 million mortgage on the property. The loan bears interest at LIBOR plus 135 basis points and matures in September 2003 with three one-year extension options.

   We also utilize our $300 million unsecured line of credit to fund acquisitions, developments and other capital needs. As of October 31, 2001 there was $179 million outstanding under our credit facility which expires in December 2003. Borrowings under our credit facility currently bear interest at LIBOR plus 80 basis points. The weighted average interest rate on borrowings under our credit facility for the nine months ended September 30, 2001 was 5.34%.

                                  THE OFFERING

Issuer.................... Federal Realty Investment Trust

Securities Offered........       % Series B Preferred Shares. We may sell up
                           to     additional Series B Preferred Shares to the
                           underwriters to cover overallotments, if any.

Dividends................. You will receive cumulative dividends on the Series
                           B Preferred Shares at a rate of  % of the
                           liquidation preference of the Series B Preferred
                           Shares per year, or $    per year per share.
                           Dividends on the Series B Preferred Shares will be payable quarterly each year on the last day of February, May, August and November. The first dividend is payable on February 28, 2002 and at that time you will be entitled to receive the full amount of a quarterly dividend, plus a prorated amount for the period from the date of original issuance of the Series B Preferred Shares through November 30, 2001.

Maturity.................. The Series B Preferred Shares will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Description of Common Shares -- Restrictions on Ownership" in the accompanying prospectus).

Optional Redemption....... We may not redeem the Series B Preferred Shares prior to November , 2006. On or after November , 2006, at our option, we may redeem the Series B Preferred Shares, in whole or in part, for cash in the amount of $25.00 per share, plus accumulated dividends to the date of redemption. We may pay the redemption price, other than the portion consisting of accumulated dividends, only out of the sale proceeds of other of our equity securities, which may include other series of preferred shares.

Liquidation Preference.... If we liquidate, dissolve or wind up our operations, you and the other holders of the Series B Preferred Shares will have a preferred right to receive $25.00 per share, plus all accumulated and unpaid dividends.

Ranking................... We will pay dividends, and if we liquidate, dissolve or wind up our operations we will make liquidating distributions, to holders of the Series B Preferred Shares and holders of the Series A Preferred Shares and any other outstanding series of our preferred shares on an equal basis before we make any such payments to holders of our common shares.

Voting Rights............. If we do not pay dividends on the Series B
                           Preferred Shares for six or more consecutive quarterly periods, you and the other holders of the Series B Preferred Shares (voting separately as a class with all other classes or series of our equity securities upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until we pay all dividends we owe on the Series B Preferred Shares. You and the other holders of the Series B Preferred Shares will also be entitled to additional voting rights as described in this prospectus supplement. Holders of our outstanding Series A Preferred Shares have substantially similar voting rights.

NYSE Listing.............. We expect to list the Series B Preferred Shares on the NYSE and expect that trading will commence within 30 days after initial delivery of the Series B Preferred Shares. While the underwriters have advised us that they intend to make a market in the Series B Preferred Shares prior to commencement of trading on the NYSE, they are under no obligation to do so. We cannot assure you that a market for the Series B Preferred Shares will exist prior to or upon commencement of trading.

Use of Proceeds .......... We will use the net proceeds from the offering of the Series B Preferred Shares to reduce outstanding indebtedness under our credit facility.

                                 RISK FACTORS

   Investing in the Series B Preferred Shares involves risks. As with other publicly traded securities, the value of the Series B Preferred Shares will depend on various market conditions and other factors which may change from time to time. In particular, the market value of the Series B Preferred Shares may fluctuate depending on market interest rates relative to the dividend rate on the Series B Preferred Shares, the extent of investor interest in Federal Realty, our reputation and the reputation of REITs generally, and the market's perception of our growth potential and the value of our assets. Specific factors which could adversely affect our financial condition, our results of operations and the market's perception of Federal Realty and hence the market value of the Series B Preferred Shares include the following:

  . Our financial condition and results of operations are subject to all the risks normally associated with the real estate industry, including risks that we may be unable to renew leases or relet space at favorable rents as leases expire, that new acquisitions and our development, construction and renovation projects, including our Santana Row project, may fail to perform as expected, that competition for acquisitions could result in increased prices and, because real estate is illiquid, that we may not be able to sell properties when appropriate.

  . Our financial condition and results of operations are subject to the risks normally associated with debt financing, including the possibility of increases in interest rates that would result in increased interest expense and the possibility that we will not be able to refinance our debt on favorable terms.

  . To qualify as a REIT, we have to distribute at least 90% of our net taxable income, excluding net capital gains. Consequently, to fund future growth and capital needs, we are dependent on third-party sources of capital, including future equity offerings. This capital may not be available or may be available only on unfavorable terms.

  . Our status as a REIT is dependent on compliance with complex tax rules and regulations and various factual matters and circumstances that may not be totally within our control. Our failure to qualify as a REIT would likely have a significant adverse effect on the value of our outstanding securities, including the Series B Preferred Shares.

   For additional information about the foregoing risks and additional risk factors relevant to an investment in the Series B Preferred Shares, we refer you to the section captioned "Risk Factors" in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2001, which is incorporated by reference into the prospectus.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the Series B Preferred Shares
offered hereby are estimated to be $     , assuming no exercise of the
underwriters' overallotment option. We intend to use the proceeds to reduce outstanding indebtedness on our credit facility. Our credit facility bears interest at a spread over LIBOR that is determined by our credit rating. The credit facility will mature in December 2003. The weighted average interest rate on borrowings under our credit facility for the nine months ended September 30, 2001 was 5.34%.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001, and as adjusted to give effect to the completion of the offering and application of the proceeds to pay down our credit facility.

                                                        September 30, 2001
                                                   ---------------------------
                                                                        As
                                                     Historical      Adjusted
                                                   --------------    ---------
                                                   (in thousands)
Debt:
  Mortgages and construction loans payable........     $  310,399    $ 310,399
  Obligations under capital leases................        100,264      100,264
  Notes payable, primarily bank lines and notes...        295,884(1)
  Senior notes....................................        410,000      410,000
  Convertible subordinated debentures.............         75,289       75,289
                                                   --------------    ---------
    Total debt....................................      1,191,836
                                                   --------------    ---------
Shareholders' equity:
  Preferred shares, Series A......................        100,000      100,000
  Preferred shares, Series B, offered hereby......            --
  Common shares of beneficial interest............            415          415
  Additional paid in capital......................        734,319      734,319
  Accumulated distributions in excess of net
   income.........................................       (317,275)    (317,275)
  Other...........................................        (52,653)     (52,653)
                                                   --------------    ---------
    Total shareholders' equity....................        464,806
                                                   --------------    ---------
      Total capitalization........................     $1,656,642    $
                                                   ==============    =========

-------
(1) Consists of $165 million drawn on the credit facility, $125 million on a term note with banks and $5.9 million in miscellaneous notes payable.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial data and should be read in conjunction with the consolidated financial statements and notes incorporated by reference in the accompanying prospectus. Our selected operating, other and balance sheet data for the years ended December 31, 2000 and 1999 and for the periods then ended have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. Our selected operating, other and balance sheet data for the years ended through December 31, 1998, 1997 and 1996 and for the periods then ended have been derived from financial statements audited by Grant Thornton LLP, independent accountants. The unaudited financial data for the nine months ended September 30, 2001 and 2000 includes all adjustments, consisting of normal recurring accruals, which we consider necessary for the fair presentation of our financial position and the results of operations for such period. The results for the nine month period may not be indicative of the results to be expected for the full year.

                             Nine months ended
(in thousands, except          September 30,                      Year ended December 31,
ratio                      ----------------------  ----------------------------------------------------------
information and per share     2001        2000        2000        1999        1998        1997        1996
data)                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                (unaudited)
Operating Data:
Revenues
 Rental income...........  $  205,137  $  192,584  $  260,684  $  245,833  $  222,186  $  188,529  $  164,887
 Other property income...      10,213       8,148      11,065      11,231      10,347       9,705       9,816
 Interest................       5,275       5,759       7,532       7,649       5,945       6,037       4,352
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              220,625     206,491     279,281     264,713     238,478     204,271     179,055
Expenses
 Interest................      52,360      49,521      66,418      61,492      55,125      47,288      45,555
 Depreciation and
  amortization...........      44,110      39,433      53,259      50,011      46,047      41,399      38,154
 Property expenses.......      66,509      60,777      82,900      78,698      72,761      62,369      57,098
 General, administrative
  and other..............       9,971       9,035      13,318      15,120      16,461      11,744       9,100
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              172,950     158,766     215,895     205,321     190,394     162,800     149,907
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before investors'
 share of operations and
 gain (loss) on sale of
 real estate.............      47,675      47,725      63,386      59,392      48,084      41,471      29,148
Investors' share of
 operations..............      (3,991)     (4,772)     (6,544)     (3,899)     (3,124)     (1,342)       (394)
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before gain (loss)
 on sale of real estate..      43,684      42,953      56,842      55,493      44,960      40,129      28,754
Gain (loss) on sale of
 real estate.............       7,898       3,681       3,681      (7,050)        --        6,375         (12)
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income...............      51,582      46,634      60,523      48,443      44,960      46,504      28,742
Dividends on preferred
 stock...................      (5,963)     (5,963)     (7,950)     (7,950)     (7,950)     (1,877)        --
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income available for
 common shareholders.....  $   45,619  $   40,671  $   52,573  $   40,493  $   37,010  $   44,627  $   28,742
                           ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average shares
 Basic...................      39,061      38,812      38,796      39,574      39,174      38,475      33,175
 Diluted.................      40,136      39,949      39,910      40,638      40,080      38,988      33,573
Distributions declared on
 common shares...........  $   56,608  $   53,945  $   72,512  $   71,630  $   69,512  $   66,636  $   56,607
Distributions declared
 per common share........  $     1.42  $     1.37  $     1.84  $     1.78  $     1.74  $     1.70  $     1.66
Other Data:
Net cash provided by
 operating
 activities(1)...........  $   87,394  $   84,751  $  106,146  $  102,183  $   90,427  $   72,170  $   65,648
Net cash provided (used
 by) by financing
 activities(1)...........  $  101,052  $  (10,551) $   15,214  $   (8,362) $   97,406  $  213,175  $   96,691
Net cash used in
 investing
 activities(1)...........  $  185,167  $   72,212  $  121,741  $   99,313  $  187,646  $  279,343  $  161,819
Funds from
 operations(2)...........  $   81,924  $   76,461  $  102,173  $   96,795  $   86,536  $   79,733  $   65,254
Ratio of earnings to
 fixed charges(3)(4).....        1.5x        1.6x        1.5x        1.7x        1.7x        1.7x        1.6x
Ratio of earnings to
 combined fixed charges
 and preferred
 dividends(3)(4).........        1.4x        1.4x        1.4x        1.5x        1.5x        1.6x         --
Ratio of funds from
 operations to combined
 fixed charges and
 preferred
 dividends(2)(4).........        2.0x        2.0x        2.0x        2.2x        2.2x        2.5x         --
Balance Sheet Data:
Real estate assets, at
 cost....................  $2,065,402  $1,804,186  $1,854,913  $1,721,459  $1,642,136  $1,453,639  $1,147,865
Total assets.............   1,794,950   1,579,039   1,621,079   1,534,048   1,484,317   1,316,573   1,035,306
Total debt...............   1,191,836     987,558   1,034,446     920,630     846,928     670,890     585,584
Total liabilities........   1,330,144   1,105,524   1,153,425   1,032,221     954,370     762,763     646,421
Redeemable preferred
 shares..................     100,000     100,000     100,000     100,000     100,000     100,000         --
Shareholders' equity.....     464,806     473,515     467,654     501,827     529,947     553,810     388,885
Number of common shares
 outstanding.............      40,012      39,441      39,469      40,201      40,080      39,148      35,886

---------------
(1) Determined in accordance with Financial Accounting Standards Board Statement No. 95. See Consolidated Statements of Cash Flows incorporated by reference in the accompanying prospectus.
(2) Defined by the National Association of Real Estate Investment Trusts ("NAREIT") as income available for common shareholders before depreciation and amortization of real estate assets and before extraordinary items plus or minus losses or gains on sale of real estate. Prior to January 1, 2000 funds from operation also excluded significant nonrecurring events. Funds from operations differs from net cash provided by operating activities primarily because funds from operations does not include changes in operating assets and liabilities. Funds from operations is a supplemental measure of performance used in the real estate industry that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. Rather, funds from operations has been adopted by real estate investment trusts to provide a consistent measure of operating performance in the industry. Nevertheless, funds from operations, as presented by the Trust, may not be comparable to funds from operations as presented by other real estate investment trusts.
(3) For purposes of computing this ratio, earnings consist of income before gain (loss) on sale of real estate plus fixed charges.
(4) Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expenses and the portion of rent expense representing an interest factor.

                                 OUR PORTFOLIO

   An integral part of our corporate strategy is to own the highest-quality properties in densely-populated, affluent areas and to enhance their operating performance through a program of renovation, expansion, reconfiguration, and retenanting. This strategy has enabled us to increase revenues for each of the past ten years. In addition, our properties have demonstrated their quality through high occupancy levels and strong rental growth over the same ten year period. Since 1991, the portfolio occupancy has ranged from 94% to 96%.

  [Two bar graphs are presented here. The left-most graph illustrates the progressive increase in our revenues over the past ten years, from $98 million in 1991 to $294 million for the twelve months ended September 30, 2001. The graph at the right shows how our occupany rate has remained constant between 94% and 96% for each of the last 10 years.]

  Our portfolio has a track record of consistently increasing cash flow. Growth in our cash flow has supported our ability to increase the dividend to our common shareholders for each of the past 34 years.

  [A bar graph shows the yearly increase in our annual dividends paid per common share, from $0.24 per share in 1967, to $0.28 per share in 1970, to $0.53 per share in 1980, to $1.42 per share in 1990 to $1.89 per share in 2001.]

   The following table sets forth information concerning our properties as of September 30, 2001:

Northeast Operating Region

                                                        Total    Occupancy
                                                      Cost as of   as of
                           Year   Square  Acquisition September  September        Principal
Property                 Acquired  Feet      Cost      30, 2001  30, 2001          Tenants
--------                 -------- ------- ----------- ---------- --------- ------------------------
Shopping Centers
Allwood                    1988    52,000  $3,920,000 $4,265,000    99%    Stop & Shop; Mandee's
 Clifton, NJ(1)
Andorra                    1988   259,000  14,778,000 18,313,000    92%    Acme Markets; AMC
 Philadelphia, PA                                                          Andorra Theater; Kohl's
Bala Cynwyd                1993   279,000  18,031,000 24,029,000    100%   Lord & Taylor; Acme
 Bala Cynwyd, PA                                                           Markets
Blue Star                  1988   403,000  29,922,000 38,735,000    94%    Kohl's; Shop-Rite; Toys
 Watchung, NJ(1)                                                           "R" Us; Michaels
Brick Plaza                1989   409,000  28,473,000 53,559,000    100%   A & P Supermarket;
 Brick, NJ                                                                 Sports Authority; Barnes
                                                                           & Noble; Sony Theatres
Bristol                    1995   296,000  19,815,000 21,621,000    91%    Bradlees; Super Stop &
 Bristol, CT                                                               Shop; T.J. Maxx
Brunswick                  1988   285,000  12,456,000 20,689,000    76%    A & P Supermarket; Ames
 North Brunswick, NJ(1)
Clifton                    1988    80,000   3,646,000  4,789,000    89%    Acme Markets; Drug Fair;
 Clifton, NJ                                                               Dollar Express
Crossroads                 1993   173,000  16,246,000 21,592,000    100%   Comp USA; Golfsmith
 Highland Park, IL
Dedham Plaza               1993   250,000  25,287,000 27,769,000    93%    Ames; Pier One Imports
 Dedham, MA
Ellisburg Circle           1992   258,000  15,337,000 25,600,000    96%    Bed, Bath & Beyond; Shop
 Cherry Hill, NJ                                                           Rite
Feasterville               1980   116,000   3,031,000 11,442,000    89%    Office Max; Genuardi
 Feasterville, PA                                                          Markets
Finley                     1995   313,000  18,796,000 25,614,000    82%    Bed, Bath & Beyond;
 Downers Grove, IL                                                         Service Merchandise;
                                                                           Sports Authority
Flourtown                  1980   191,000   5,288,000  8,563,000    100%   Genuardi Markets
 Flourtown, PA
Fresh Meadows              1997   410,000  49,880,000 63,875,000    97%    Cineplex Odeon; Value
 Queens, NY                                                                City;
                                                                           Kmart
Garden Market              1994   134,000   7,506,000 10,295,000    85%    Dominick's
 Western Springs, IL
Gratiot Plaza              1973   218,000   2,126,000 16,643,000    100%   Bed, Bath & Beyond; Best
 Roseville, MI                                                             Buy; Farmer Jack
Greenlawn                  2000    92,000   6,158,000 10,524,000    78%    Waldbaum's
 Greenlawn, NY
Hamilton                   1988   190,000   5,405,000  7,580,000    100%   Shop-Rite; Steven's
 Hamilton, NJ(1)                                                           Furniture; A.C. Moore
Hauppauge                  1998   131,000  24,053,000 26,130,000    100%   Shop-Rite; Office Max;
 Hauppauge, NY                                                             Dress Barn
Huntington                 1988   279,000  16,008,000 22,491,000    100%   Bed, Bath & Beyond; Toys
 Huntington, NY(1)                                                         "R" Us; Michaels; Barnes
                                                                           & Noble; Buy Buy Baby
Lancaster                  1980   107,000   2,103,000  4,627,000    91%    Giant Food; A.C. Moore
 Lancaster, PA(1)
Langhorne Square           1985   210,000   3,694,000 17,463,000    99%    Redner's Market; Drug
 Levittown, PA                                                             Emporium; Marshalls
Lawrence Park              1980   326,000  12,883,000 23,305,000    96%    Acme Markets; TJ Maxx;
 Broomall, PA                                                              Today's Man
Northeast                  1983   297,000  11,748,000 21,143,000    97%    Burlington Coat Factory;
 Philadelphia, PA                                                          Marshalls; Tower Records
North Lake Commons         1994   129,000  11,386,000 12,939,000    88%    Dominick's
 Lake Zurich, IL
Queen Anne Plaza           1994   149,000  11,776,000 14,654,000    99%    T.J. Maxx; Victory
 Norwell, MA                                                               Markets
Rutgers                    1988   216,000  14,429,000 15,843,000    89%    Edwards Super Food;
 Franklin, NJ(1)                                                           Kmart
Saugus Plaza               1996   171,000  12,674,000 13,068,000    100%   Kmart; Super Stop & Shop
 Saugus, MA
Troy                       1980   202,000   8,319,000 20,345,000    100%   Comp USA; Pathmark;
 Parsippany-Troy, NJ                                                       Toys "R" Us

                                                              Total     Occupancy
                                                            Cost as of    as of
                            Year     Square   Acquisition   September   September        Principal
Property                  Acquired    Feet        Cost       30, 2001   30, 2001          Tenants
--------                  --------- --------- ------------ ------------ --------- ------------------------
Willow Grove                1984      215,000    8,142,000   25,638,000    99%    Barnes & Noble;
 Willow Grove, PA                                                                 Marshalls; Toys "R" Us
Wynnewood                   1996      257,000   21,814,000   34,825,000    99%    Bed, Bath & Beyond;
 Wynnewood, PA                                                                    Borders; Genuardi
                                    --------- ------------ ------------
                                    7,097,000 $445,130,000 $667,968,000
Main Street Retail
 Properties
Central Avenue              1995       11,000 $  2,203,000 $  3,259,000    100%   Legg Mason
 Westfield, NJ
Coolidge Corner             1995       13,000    3,757,000    3,980,000    92%    Gourmet India II; AT&T
 Brookline, MA                                                                    Wireless
Evanston (two buildings)    1995       19,000    3,616,000    4,261,000    100%   The Gap; Foodstuffs
 Evanston, IL
Forest Hills (four          1997       91,000   15,453,000   26,496,000    89%    Duane Reade; Midway
 buildings)                                                                       Theatre; The Gap
 Forest Hills, NY
Greenwich Avenue (four    1995-1996    81,000   27,650,000   29,103,000    99%    Saks Fifth Avenue
 buildings)
 Greenwich, CT
Oak Street                  1997        5,000    4,205,000    4,369,000    100%   Kate Spade
 Chicago, IL
West Hartford (seven        1995      126,000   15,492,000   16,009,000    82%    Blockbuster Video;
 buildings)                                                                       Kinko's
 West Hartford, CT
Westport (two buildings)    1995       26,000    9,658,000   10,062,000    100%   Pottery Barn; Eddie
 Westport, CT                                                                     Bauer
                                    --------- ------------ ------------
                                      372,000 $ 82,034,000 $ 97,539,000
                                    --------- ------------ ------------
 Total Northeast
  operating properties              7,469,000 $527,164,000 $765,507,000
                                    ========= ============ ============

Mid-Atlantic Operating Region
Shopping Centers
Barracks Road               1985      484,000 $ 20,822,000 $ 38,890,000    99%    Harris Teeter; Kroger;
 Charlottesville, VA                                                              Bed Bath & Beyond
Congressional Plaza         1965      340,000   10,217,000   46,307,000    95%    Buy Buy Baby; Fresh
 Rockville, MD                                                                    Fields; Tower Records
Courthouse Center           1997       38,000    3,619,000    3,731,000    72%    Rockville Interiors
 Rockville, MD
Eastgate                    1986      159,000    7,383,000   12,510,000    97%    Food Lion; Southern
 Chapel Hill, NC                                                                  Season
Falls Plaza                 1967       74,000    1,995,000    8,154,000    100%   Giant Food
 Falls Church, VA
Falls Plaza--East Falls     1972       71,000    1,073,000    3,347,000    100%   CVS Pharmacy; Staples
 Church, VA
Federal Plaza               1989      242,000   28,111,000   61,006,000    98%    Comp USA; T. J. Maxx;
 Rockville, MD                                                                    Ross Dress for Less
Gaithersburg Square         1993      208,000   12,972,000   23,480,000    98%    Borders Books & Music;
 Gaithersburg, MD                                                                 Bed, Bath & Beyond
Governor Plaza              1985      252,000    6,973,000   17,134,000    91%    Office Depot; Syms
 Glen Burnie, MD
Idylwood Plaza              1994       73,000   14,334,000   14,791,000    100%   Fresh Fields
 Falls Church, VA
Laurel                      1986      386,000   29,983,000   45,207,000    93%    Giant Food; Marshalls;
 Laurel, MD                                                                       Toys "R" Us
Leesburg Plaza              1998      247,000   18,906,000   19,803,000    100%   Kmart; Giant Food;
 Leesburg, VA                                                                     Peebles
Loehmann's Plaza            1983      242,000   16,333,000   24,914,000    97%    Loehmann's Dress Shop;
 Fairfax, VA                                                                      Linens N Things
Magruder's Center           1997      109,000    9,413,000    9,970,000    100%   Magruder's; Tuesday
 Rockville, MD                                                                    Morning
Mid-Pike Plaza              1982      312,000   10,335,000   16,732,000    91%    Bally Total Fitness;
 Rockville, MD(1)                                                                 Toys "R" Us; Frugal
                                                                                  Fannies
Old Keene Mill              1976       92,000    1,636,000    5,042,000    100%   Fresh Fields
 Springfield, VA
Pan Am                      1993      218,000   21,623,000   24,349,000    87%    Micro Center; Safeway;
 Fairfax, VA                                                                      Michaels
Perring Plaza               1985      412,000    9,261,000   23,900,000    100%   Burlington Coat Factory;
 Baltimore, MD                                                                    Home Depot; Metro Foods
Pike 7                      1997      164,000   32,508,000   33,201,000    100%   Staples; T. J. Maxx
 Tysons Corner, VA
Quince Orchard              1993      237,000   11,146,000   18,256,000    97%    Circuit City; Dyncorp;
 Gaithersburg, MD                                                                 Staples

                                                                Total     Occupancy
                                                              Cost as of    as of
                           Year     Square      Acquisition   September   September        Principal
Property                 Acquired    Feet           Cost       30, 2001   30, 2001          Tenants
--------                 --------- ---------    ------------ ------------ --------- ------------------------
Tower                      1998      109,000      17,688,000   17,855,000     84%   Virginia Fine Wine;
 Springfield, VA                                                                    Talbot's Outlet
Tysons Station             1978       50,000         841,000    3,257,000    100%   Trader Joe's
 Falls Church, VA
Wildwood                   1969       85,000      10,172,000   15,668,000     96%   CVS Pharmacy; Sutton
 Bethesda, MD                                                                       Place Gourmet
Willow Lawn                1983      448,000      10,915,000   61,470,000     84%   Old Navy; Virginia
 Richmond, VA                                                                       Department of Health;
                                                                                    Dillard's; Hannaford
                                                                                    Brothers
                                   ---------    ------------ ------------
                                   5,052,000    $308,259,000 $548,974,000
Main Street Retail
 Properties
Bethesda Row             1993-1998   441,000    $ 29,935,000 $ 75,408,000     94%   Barnes & Noble; Giant
 Bethesda, MD (1)                                                                   Food
Friendship Center          2001      119,000      33,417,000   33,417,000    100%   Maggiano's; Eddie Bauer
 Washington, DC
Rollingwood Apartments     1971    282 units       2,798,000    6,678,000     99%   N/A
 Silver Spring, MD
Sam's Park N Shop          1995       50,000      11,159,000   11,721,000    100%   Petco; Pizzeria Uno
 Washington, D.C.
Winter Park (two           1996       28,000       6,837,000    6,857,000     80%   Express
 buildings)
 Winter Park, FL
The Village at             1995      203,000      24,569,000   30,721,000     98%   Carlyle Grand Cafe;
 Shirlington                                                                        Cineplex Odeon
 Shirlington, VA
                                   ---------    ------------ ------------
                                     841,000    $108,715,000 $164,802,000
                                   ---------    ------------ ------------
 Total Mid-Atlantic
  operating properties             5,893,000    $416,974,000 $713,776,000
                                   =========    ============ ============

West Coast Operating Region
Shopping Centers
Escondido                  1996      222,000     $23,652,000  $24,421,000     99%   Toys "R" Us; TJ Maxx
 Escondido, CA
Kings Court                1998       78,000      10,714,000   10,864,000    100%   Lunardi's Supermarket;
 Los Gatos, CA(1)                                                                   Long's Drug
                                   ---------    ------------ ------------
                                     300,000    $ 34,366,000 $ 35,285,000
Main Street Retail
 Properties
Colorado Boulevard (two  1996-1998    68,000      $9,386,000  $14,563,000     92%   Pottery Barn; Banana
 buildings)                                                                         Republic
 Pasadena, CA
Fifth Avenue (five       1996-1997    65,000       5,778,000   12,105,000     98%   Urban Outfitters
 buildings)
 San Diego, CA
Hermosa Avenue/            1997       25,000       1,396,000    3,926,000     (2)   Cold Stone Creamery
 Hermosa Beach, CA
Hollywood Boulevard        1999      198,000      26,296,000   27,171,000     93%   General Cinema;
 (three buildings)                                                                  Hollywood Entertainment
 Hollywood, CA                                                                      Museum
Houston Street             1998             (2)   16,656,000   40,630,000     (3)   The Palm
 San Antonio, TX
Mill Avenue (two           1998       40,000      10,438,000   11,026,000    100%   Gordon Biersch Brewing
 buildings)                                                                         Co.
 Tempe, Arizona
580 Market                 2001             (4)    8,261,000    8,261,000     (4)   N/A
 San Francisco, CA
Old Town Center            1997       97,000       6,185,000   32,704,000     95%   Borders Books and Music;
 Los Gatos, CA                                                                      Gap Kids; Banana
                                                                                    Republic
Post Street                1997      101,000      20,866,000   27,420,000     81%   Williams Sonoma; Brooks
 San Francisco, CA                                                                  Brothers
Third Street Promenade   1996-1998   198,000      40,660,000   69,771,000     93%   Banana Republic; J.Crew;
 (eight buildings)                                                                  Abercrombie & Fitch
 Santa Monica, CA
Uptown                     1997      100,000      16,103,000   16,416,000    100%   Elephant's Delicatessen;
 Portland, OR                                                                       Zupan's Market
                                   ---------    ------------ ------------
                                     892,000    $162,025,000 $263,993,000
                                   ---------    ------------ ------------
 Total West Coast
  operating properties             1,192,000    $196,391,000 $299,278,000
                                   =========    ============ ============

Development

                                                     Total
                                                   Cost as of
                                  Year           September 30,
Development in Progress         Acquired            2001(5)
-----------------------         --------         --------------
Pentagon Row, Arlington, VA         1999         $   69,313,000
Santana Row, San Jose, CA           1997            201,937,000
                                                 --------------
 Total development in progress                   $  271,250,000
                                                 --------------
Property in Pre-Development
---------------------------
Tanasbourne, Portland, OR           2000         $   15,591,000
                                                 --------------
 Total Real Estate                               $2,065,402,000
                                                 ==============

-------
(1) We have a leasehold interest in certain buildings in this property.
(2) This property is under redevelopment.
(3) Certain of these buildings are under redevelopment. These buildings are not included in occupancy.
(4) This building was purchased in connection with the buyout of the minority partner in Santana Row and will be exchanged for the partner's interest in Santana Row. It is not included in occupancy.
(5) Includes acquisition cost and construction in process.

                   DESCRIPTION OF SERIES B PREFERRED SHARES

   This description of the particular terms of the Series B Preferred Shares offered hereby supplements and to the extent inconsistent therewith replaces the description of the general terms of the preferred shares set forth in the accompanying prospectus, to which description reference is hereby made. The summary of the terms of the Series B Preferred Shares set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to Federal Realty's Declaration of Trust, the Articles Supplementary relating to the Series B Preferred Shares ("Articles Supplementary") and the Federal Realty Bylaws. Copies of the Declaration of Trust, the Articles Supplementary and the Bylaws may be obtained from Federal Realty.

General

   The Declaration of Trust authorizes the Board of Trustees to issue 15 million preferred shares, to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time, in one or more series, as authorized by the Board of Trustees. Prior to issuance of preferred shares of each series, the Board of Trustees is required by the Maryland REIT law and the Declaration of Trust to set, subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other dividends, qualifications and terms or conditions of redemption for each such series. As of the date hereof, Federal Realty has 4,000,000 shares of 7.95% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share (the "Series A Preferred Shares"), outstanding.

   The Board of Trustees will adopt the Articles Supplementary determining the
terms of a series of preferred shares consisting of up to      shares,
designated % Series B Cumulative Redeemable Preferred Shares. The Series B Preferred Shares will rank on a parity with the Series A Preferred Shares as to dividends and amounts payable upon liquidation.

   The registrar, transfer agent and dividends disbursing agent for the Series B Preferred Shares will be American Stock Transfer & Trust Company.

   We expect to list the Series B Preferred Shares on the NYSE and expect that trading will commence within 30 days after initial delivery of the Series B Preferred Shares.

Ranking

   We will pay dividends, and if we liquidate, dissolve or wind up our operations, we will make liquidating distributions, to holders of the Series B Preferred Shares and holders of our Series A Preferred Shares and any other outstanding series of our preferred shares ranking on an equal basis with them before we make any such payments to holders of our common shares.

   While any Series B Preferred Shares remain outstanding, we may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series B Preferred Shares with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the Series A Preferred Shares, Series B Preferred Shares and any other series of preferred shares ranking equally with them as to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, voting as a single class. We may, however, create additional classes of other shares, increase the authorized number of preferred shares above 15 million or issue additional series of preferred shares ranking equally with the Series A Preferred Shares and Series B Preferred Shares as to the payment of dividends or amounts payable upon liquidation, dissolution or winding up without the consent of any holder of the Series A Preferred Shares or Series B Preferred Shares.

Dividends

   Holders of the Series B Preferred Shares shall be entitled to receive, when and as authorized by the Board of Trustees, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate
of  % of the liquidation preference per year, or $     per Series B Preferred
Share per year. Dividends on the Series B Preferred Shares shall be cumulative from the date of original issuance and shall be payable quarterly in arrears on the last day of February, May, August and November or, if not a business day, the next succeeding business day (each, a

"Dividend Payment Date"). The initial dividend on the Series B Preferred Shares, which will be paid on February 28, 2002, if authorized by the Board of Trustees, will be for more than a full quarter. Such dividend and any dividends payable on the Series B Preferred Shares for any other partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of Federal Realty at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Trustees of Federal Realty for the payment of distributions that is not more than 50 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

   No dividends on the Series B Preferred Shares will be authorized by the Board of Trustees or paid or set apart for payment if such authorization, payment or setting apart for payment would violate any agreement of Federal Realty or is restricted or prohibited by law. Dividends on the Series B Preferred Shares will, nonetheless, accumulate whether or not any of the foregoing restrictions exist, whether or not there are funds legally available for the payment thereof and whether or not they are declared, and accumulated but unpaid dividends will accumulate as of the Dividend Payment Date on which they first become payable.

   Any dividend payment made on the Series B Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

   If for any taxable year, we elect to designate as "capital gain dividends," as defined in the Internal Revenue Code, any portion of the dividends paid or made available for the year to the holders of all classes and series of our shares of beneficial interest, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of the Series B Preferred Shares will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends, within the meaning of the Internal Revenue Code, paid or made available to the holders of the Series B Preferred Shares for the year, and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our shares of beneficial interests for that year.

Liquidation Preference

   In the event of any voluntary or involuntary liquidation, dissolution, or winding up of Federal Realty, the holders of any outstanding Series B Preferred Shares will be entitled to receive out of the assets of Federal Realty available for distribution to shareholders remaining after payment or provision for payment of all debts and other liabilities of Federal Realty, before any distribution is made in respect of Federal Realty's common shares or any preferred shares ranking junior to the Series B Preferred Shares as to such assets, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment. If upon any voluntary or involuntary liquidation, dissolution or winding up of Federal Realty, the assets of Federal Realty are insufficient to make such full payments to holders of Series B Preferred Shares and other preferred shares ranking on a parity with the Series B Preferred Shares as to the distribution of assets upon liquidation, dissolution or winding up of Federal Realty, then holders of Series B Preferred Shares and such other preferred shares shall share ratably in any distribution of assets in proportion to the full liquidating distribution to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Shares will not be entitled to any further participation in any distribution of assets by Federal Realty. Neither a consolidation or merger of Federal Realty with or into another corporation nor a merger of another corporation with or into Federal Realty, nor a sale, lease or conveyance of all or substantially all of Federal Realty's property or business will be considered a liquidation, dissolution or winding up of Federal Realty.

Redemption

   Except in certain circumstances relating to the preservation of Federal Realty's status as a REIT for federal income tax purposes, the Series B Preferred Shares will not be redeemable prior to November , 2006. On or after November , 2006, Federal Realty, at its option upon not less than 30 nor more than 90 days' written notice, may redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption (except as provided below), without interest, to the extent Federal Realty will have funds legally available therefor. The redemption price of the Series B Preferred Shares (other than any portion thereof consisting of accumulated and unpaid dividends) may be paid solely from the sale proceeds of other equity securities of Federal Realty and not from any other source. For purposes of the preceding sentence, "equity securities," means any equity securities (including common shares of beneficial interest and preferred shares of beneficial interest), depositary shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of certificates evidencing Series B Preferred Shares to be redeemed shall surrender such certificates at the place designated in such notice and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series B Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Federal Realty in trust for the benefit of the holders of any Series B Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Series B Preferred Shares, such Series B Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and all accumulated and unpaid dividends thereon. If fewer than all of the outstanding Series B Preferred Shares are to be redeemed, the Series B Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series B Preferred Shares) or by lot or by any other equitable method determined by Federal Realty.

   Notice of redemption will be mailed by Federal Realty, postage prepaid, not less than 30 nor more than 90 days prior to the redemption date, to the respective holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on Federal Realty's share transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series B Preferred Shares except to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and all accumulated and unpaid dividends thereon; (iii) the number of Series B Preferred Shares to be redeemed; (iv) the place or places where the certificates evidencing the Series B Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date. If fewer than all the Series B Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series B Preferred Shares to be redeemed from such holder.

   The holders of record of Series B Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series B Preferred Shares held by such holders on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or Federal Realty's default in the payment of the dividends due. Except as provided above, Federal Realty will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Shares to be redeemed.

   The Series B Preferred Shares will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Description of Common Shares -- Restrictions on Ownership" in the accompanying prospectus).

Voting Rights

   On any matter on which the Series B Preferred Shares are entitled to vote (as expressly provided in the Articles Supplementary or as may be required by law), including any action by written consent, each Series B Preferred Share will be entitled to one vote except that when shares of any other series of preferred shares have the right to vote with the Series B Preferred Shares as a single class on any matter, the Series B Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

   For further information regarding the voting rights of the holders of the Series B Preferred Shares, see "Description of Preferred Shares -- Voting Rights" in the accompanying prospectus.

Conversion

   The Series B Preferred Shares are not convertible into or exchangeable for any other property or securities of Federal Realty at the option of the holder.

Restrictions on Ownership and Transfer

   The general restrictions on ownership and transferability described under "Description of Common Shares -- Restrictions on Ownership" in the accompanying prospectus apply to the Series B Preferred Shares.

                        FEDERAL INCOME TAX CONSEQUENCES

   The following discussion is a description of certain federal income tax considerations pertaining to the acquisition, ownership and disposition of the Series B Preferred Shares. The following description relates solely to the tax considerations relevant specifically to the acquisition, ownership and disposition of Series B Preferred Shares. This discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion address any state, local, or foreign tax considerations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. For a discussion of the taxation of Federal Realty and the tax considerations relevant to shareholders generally, see "Federal Income Tax Consequences--Taxation of Federal Realty" and "--Taxation of Taxable Domestic Holders of Common Shares" in Federal Realty's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2001 (hereinafter the "8-K"), which is incorporated by reference into the prospectus and which supercedes and replaces the discussion set forth in the accompanying prospectus under the caption "Federal Income Tax Considerations."

   The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus supplement. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Therefore, we cannot assure you that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

   Each prospective holder of a Series B Preferred Share is advised to consult with its own tax advisor regarding the specific federal income tax consequences to it in light of its specific or unique circumstances of the acquisition, ownership and sale of Series B Preferred Shares in an entity electing to be taxed as a REIT, and any state, local and foreign tax consequences and of potential changes in applicable tax laws.

Dividends and Other Distributions; Backup Withholding

   For a discussion of the taxation of Federal Realty, the treatment of dividends and other distributions with respect to the shares of beneficial interest in Federal Realty, and the backup withholding rules, see "Federal Income Tax Consequences--Taxation of Federal Realty," "--Taxation of Taxable Domestic Holders of Common Shares," and "--Backup Withholding Tax and Information Reporting" in our 8-K. Effective for dividend payments made after August 6, 2001, the backup withholding rate has been decreased from 31% to 30% for payments made in 2002 and 2003 and is scheduled to be further reduced through 2006 as federal ordinary income tax rates decrease.

Sale or Exchange of Series B Preferred Shares

   For a discussion of the tax considerations relevant to the sale, exchange or other disposition of the shares of beneficial interest in Federal Realty to a party other than Federal Realty, see "Federal Income Tax Consequences-- Taxation of Taxable Domestic Holders of Common Shares" in our 8-K.

Redemption of Series B Preferred Shares

   The treatment accorded to any redemption by Federal Realty (as distinguished from a sale, exchange or other disposition) of Series B Preferred Shares can only be determined on the basis of particular facts as to each holder of Series B Preferred Shares at the time of redemption. In general, a holder of Series B Preferred Shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder's adjusted basis in the Series B Preferred Shares redeemed (provided the shares are held as a capital asset) if such redemption
(i) results in a "complete termination" of a holder's interest in all classes of shares of Federal Realty under Section 302(b)(3) of the Internal Revenue Code or (ii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Internal Revenue Code. In applying these tests, there must be taken into account not only any Series B Preferred Shares owned by the holder, but also such holder's ownership of common shares, other series of preferred shares and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Internal Revenue Code.

   If a particular holder owns (actually or constructively) no common shares or an insubstantial percentage of common shares or preferred shares of Federal Realty, based upon current law, it is probable that the redemption of Series B Preferred Shares from such holder would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a holder of Series B Preferred Shares intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

   If the redemption does not meet any of the tests under Section 302 of the Internal Revenue Code, then the redemption proceeds received from the Series B Preferred Shares will be treated as a distribution on the Series B Preferred Shares described under "Federal Income Tax Consequences--Taxation of Domestic Holders of Common Shares" or "--Taxation of Non-U.S. Shareholders" in our 8-K. If the redemption is taxed as a dividend, the holder's adjusted basis in the Series B Preferred Shares will be transferred to any other shareholdings of the holder of Series B Preferred Shares in Federal Realty. If the holder of Series B Preferred Shares owns no other shares of beneficial interest in Federal Realty, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, First Union Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and Federal Realty has agreed to sell to them, severally, the number of Series B Preferred Shares indicated below:

                                                                        Number
                                                                          of
Name                                                                    Shares
----                                                                    -------
Morgan Stanley & Co. Incorporated......................................
First Union Securities, Inc.(1) .......................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...............................................
Salomon Smith Barney Inc. .............................................
  Total................................................................ $
                                                                        =======

-------
(1)First Union Securities, Inc. is acting under the trade name Wachovia.

   The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Series B Preferred Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Series B Preferred Shares offered hereby (other than those covered by the underwriters' overallotment option described below) if any such shares are taken.

   The underwriters initially propose to offer part of the Series B Preferred Shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a
price that represents a concession not in excess of $   per share under the
public offering price. Any underwriters may allow, and such dealers may
reallow, a concession not in excess of $   a share to other underwriters or to
certain dealers. After the initial offering of the Series B Preferred Shares, the offering price and other selling terms may from time to time be varied by the representatives.

   Federal Realty has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an
aggregate of      additional Series B Preferred Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Series B Preferred Shares offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Series B Preferred Shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of Series B Preferred Shares set forth next to the names of all underwriters in the preceding table.

   Federal Realty expects to list the Series B Preferred Shares on the NYSE. Trading of the Series B Preferred Shares on the NYSE, if listing is approved, is expected to commence within 30 days after initial delivery of the Series B Preferred Shares. The underwriters have advised Federal Realty that they intend to make a market in the Series B Preferred Shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series B Preferred Shares, however, and may cease market-making activities, if commenced, at any time.

   In order to facilitate the offering of the Series B Preferred Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series B Preferred Shares. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Series B Preferred Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Series B Preferred Shares, the underwriters may bid for, and purchase, Series B Preferred Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series B Preferred Shares in the offering, if the syndicate repurchases previously distributed Series B Preferred Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series B Preferred Shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   Federal Realty has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Certain of the underwriters or their affiliates have provided banking and other financial services to Federal Realty or its affiliates from time to time for which they have received customary fees and expenses. Certain of the underwriters or their affiliates will in the future continue to provide banking and other financial services to Federal Realty or its affiliates for which they will receive customary compensation. First Union National Bank, an affiliate of First Union Securities, Inc., is a lender on our credit facility. First Union National Bank will receive its proportionate share of the amount of the credit facility to be repaid. Because the amount to be repaid to First Union National Bank will exceed 10% of the net proceeds from this offering, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

   The legality of the Series B Preferred Shares will be passed upon for Federal Realty by Hogan & Hartson L.L.P., Washington, D.C. Certain tax matters will be passed upon by Hogan & Hartson L.L.P., Washington D.C., special tax counsel for Federal Realty. Sidley Austin Brown & Wood llp, New York, New York, will act as counsel to the underwriters.

             [LOGO OF FEDERAL REALTY INVESTMENT TRUST APPERS HERE]

                                 $500,000,000

              Debt Securities, Preferred Shares and Common Shares

  Federal Realty Investment Trust (the "Trust") may from time to time offer in one or more series (i) its unsecured debt securities (the "Debt Securities"),
(ii) its preferred shares (the "Preferred Shares"), and (iii) its common shares of beneficial interest, no par or stated value (the "Common Shares"), with an aggregate public offering price of up to $500,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, and Common Shares (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Debt Securities will be direct unsecured obligations of the Trust and may be either senior Debt Securities (the "Senior Securities") or subordinated Debt Securities (the "Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Trust, as defined. See "Description of Debt Securities."

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Trust or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and the initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and the initial public offering price; and (iii) in the case of Common Shares, the initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Trust as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Trust, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

                               ----------------


              The date of this Prospectus is September 30, 1998.

                             AVAILABLE INFORMATION

  The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, New York, New York 10048. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Trust, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Trust can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Trust will provide without charge to each person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to Kathy Klein, Vice President, Corporate Communications, Federal Realty Investment Trust, 1626 East Jefferson Street, Rockville, Maryland 20852-4041 (telephone 301/998-8100).

  The Trust has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus forms a part, with respect to the Securities offered hereby. For further information with respect to the Trust and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Trust with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

    1. The Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

    2. The Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

    3. The Trust's Current Reports on Form 8-K filed with the Commission on February 24, 1998, March 10, 1998, March 11, 1998, May 11, 1998 and August
  7, 1998.

  Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                                   THE TRUST

  Federal Realty Investment Trust (the "Trust") is an owner, operator and redeveloper of retail properties. Founded in 1962 as a District of Columbia business trust of unlimited duration, the Trust is a self-administered equity real estate investment trust ("REIT"). The Trust consolidates the financial statements of various entities which it controls. At June 30, 1998 the Trust owned 114 retail properties and one apartment complex.

  An important part of the Trust's strategy is to acquire older, well-located properties in prime, densely populated and affluent areas and to enhance their operating performance through a program of renovation, expansion, reconfiguration and retenanting. The Trust's traditional focus has been on community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high volume, value oriented retailers that provide consumer necessities. Late in 1994 the Trust expanded this strategy to include retail buildings and shopping centers in prime established main street shopping areas. In addition, the Trust amended its by-laws in 1996 to permit investments west of the Mississippi River. The Trust continually evaluates its properties for renovation, retenanting and expansion opportunities. Similarly, the Trust regularly reviews its portfolio and from time to time considers selling certain of its properties. For several years the Trust has been seeking sites in its core markets suitable for the construction of new retail properties. Several sites have been identified and beginning in 1998 the Trust is focusing considerable time and resources on ground up development.

  The Trust's portfolio of properties has grown from 42 as of January 1, 1993 to 115 at June 30, 1998. During this period the Trust acquired 78 retail properties for approximately $675 million. During this same period five shopping centers were sold. Also during this period the Trust spent over $250 million to renovate, expand, improve and retenant its properties. The majority of the acquisitions were funded with cash. Of the properties not fully acquired by cash, one was acquired by means of capital and ground leases, one was acquired for Common Shares and the assumption of a mortgage, one was acquired for cash and the assumption of a municipal bond issue and the others were acquired for cash with minority investments by third parties. This growth was financed through borrowing and equity offerings, since each year the Trust has distributed all or the majority of its cash provided by operating activities to its shareholders.

  The Trust's 114 retail properties, consisting of 55 shopping centers and 59 main street retail properties, are located in 16 states and the District of Columbia. Twenty-one of the properties are located in the Washington, D.C. metropolitan area; twenty are in California; fourteen are in Connecticut; eleven are in Pennsylvania, primarily in the Philadelphia area; ten are in New Jersey; ten are in Texas; seven are in Illinois; three are in Virginia; four are in Massachusetts; six are in New York; two are in Florida; two are in Arizona; and there is one in each of the following states: Georgia, Michigan, North Carolina and Oregon.

  The Trust continues to seek older, well-located shopping centers and retail buildings to acquire and then to enhance their revenue potential through a program of renovation, retenanting and remerchandising. The Trust has also located sites where it intends to develop new retail properties.

  The Trust has made 144 consecutive quarterly distributions and has increased its distribution rate for each of the last 31 years. This is the longest record of annual distribution increases in the REIT industry. The current annual indicated distribution rate is $1.76 per share.

  The Trust maintains its offices at 1626 East Jefferson Street, Rockville, Maryland 20852-4041 (telephone 301/998-8100).

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Trust intends to use the majority of the net proceeds from the sale of Securities offered by the Trust to repay debt (including repayments of amounts drawn on lines of credit for property acquisitions), make improvements to properties, acquire additional properties and for working capital.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Trust's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                            SIX MONTHS
                   YEARS ENDED DECEMBER 31,                               ENDED JUNE 30,
     ----------------------------------------------------------         -----------------------
     1993       1994          1995          1996          1997           1997            1998
     -----      -----         -----         -----         -----         -------         -------
     1.50x      1.61x         1.55x         1.59x         1.70x           1.70x           1.74x

  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain on sale of real estate and extraordinary items and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the portion of rent expense representing an interest factor. In October 1997, the Trust issued $100 million of 7.95% Series A Cumulative Redeemable Preferred Shares ("Series A Preferred Shares"). The ratio of earnings to combined fixed charges and preferred dividends was 1.64x for the year ended December 31, 1997, and 1.54x for the six month period ended June 30, 1998. There were no preferred dividends paid by the Trust prior to 1997; as a result, the ratio of earnings to combined fixed charges and preferred dividends for the years ended December 31, 1993 through December 31, 1996, and the six months ended June 30, 1997, are unchanged from the ratios presented in this section.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Senior Securities are to be issued under an indenture dated as of September 1, 1998, as supplemented from time to time (the "Senior Indenture"), between the Trust and First Union National Bank, Trustee, and the Subordinated Securities are to be issued under an indenture dated as of December 1, 1993, as supplemented from time to time (the "Subordinated Indenture"), between the Trust and First Union National Bank, Trustee. The term "Trustee" as used herein shall refer to First Union National Bank as appropriate for Senior Securities or Subordinated Securities. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the registration statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. Parenthetical references below are to the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

TERMS

  The Debt Securities will be direct, unsecured obligations of the Trust. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Trust as described under "Subordination."

  Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Trust or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

  Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

     (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

     (4) if convertible, in connection with the preservation of the Trust's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

     (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Trust in respect of such Debt Securities and the applicable Indenture may be served;

     (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Trust, if the Trust is to have such an option;

    (10) the obligation, if any, of the Trust to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

    (14) whether such Debt Securities will be issued in certificated or book-entry form;

    (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the applicable Indenture;

    (17) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of the Trust and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (18) whether and under what circumstances the Trust will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Trust will have the option to redeem such Debt Securities in lieu of making such payment; and

    (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. Restrictions on ownership and transfers of the Trust's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Shares" and "Description of Preferred Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants of the Trust that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302 of each Indenture).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at First Union National Bank, 230 S. Tryon Street, 9th Floor, Charlotte, North Carolina 28288-1179 in the case of the Senior Securities and the Subordinated Securities, provided that, at the option of the Trust, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307, and 1002 of each Indenture).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each Place of Payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

  Neither the Trust nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

Merger, Consolidation or Sale

  The Trust may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that (a) either the Trust shall be the continuing corporation, or the successor corporation (if other than the Trust) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803 of each Indenture).

Certain Covenants

  Existence. Except as permitted under "Merger, Consolidation or Sale," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1004 of each Indenture).

  Maintenance of Properties. The Trust will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

  Insurance. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having a rating of at least A-:XII in Best's Key Rating Guide (Section 1006 of each Indenture).

  Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

  Provision of Financial Information. Whether or not the Trust is subject to
Section 13 or 15(d) of the Exchange Act, the Trust will within 15 days of each of the respective dates by which the Trust would have been required to file annual reports, quarterly reports and other documents with the Commission if the Trust were so subject (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1008 of each Indenture).

  Additional Covenants. Any additional covenants of the Trust with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

Events of Default, Notice and Waiver

  Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Trust contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Trust (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Trust (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 by the Trust, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.

  If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Trust (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under either Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in each Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

  Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

  Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

  Subject to provisions in each Indenture relating to its duties in case of default, neither Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

  Within 120 days after the close of each fiscal year, the Trust must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).

Modification of the Indentures

  Modifications and amendments of either Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Trust with certain covenants in such Indenture (Section 1011 of each Indenture).

  Modifications and amendments of either Indenture may be made by the Trust and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Trust as obligor under such Indenture;
(ii) to add to the covenants of the Trust for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Trust in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of either Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares of the Trust; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; or
(x) to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series (Section 901 of each Indenture).

  Each Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the

U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of each Indenture, and (iv) Debt Securities owned by the Trust or any other obligor upon the Debt Securities or any Affiliate of the Trust or of such other obligor shall be disregarded (Section 101 of each Indenture).

  Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Trust or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of either Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with either Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that either Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture (Section 1504 of each Indenture).

Subordination

  Upon any distribution to creditors of the Trust in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Trust to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated

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

Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Trust receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Trust may recover more, ratably, than holders of the Subordinated Securities.

  Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed:
(a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and leaseback transaction to which the Trust is a party or otherwise,
(d) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Trust, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and
(f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At June 30, 1998, Senior Debt aggregated approximately $648 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt.

Discharge, Defeasance and Covenant Defeasance

  Under each Indenture, the Trust may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

  Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each

Indenture) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, of each Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Trust with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

  Such a trust may only be established if, among other things, the Trust has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U. S. federal income tax law occurring after the date of the Indenture (Section 1404 of each Indenture).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Trust has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that are payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101 of each Indenture).

  In the event the Trust effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, of each Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause
(g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Conversion Rights

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

Global Securities

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                        DESCRIPTION OF PREFERRED SHARES

General

  The Trust is authorized to issue an unlimited number of preferred shares (the "Preferred Shares"). On October 6, 1997, the Trust issued 4,000,000 shares of 7.95% Series A Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share); no other Preferred Shares are outstanding.

  The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Trust's Third Amended and Restated Declaration of Trust (the "Declaration of Trust") and Bylaws and applicable statement of designations (the "Statement of Designations").

Terms

  Subject to the limitations prescribed by the Declaration of Trust, the Board of Trustees is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Trustees. The Preferred Shares will, when issued, be fully paid and nonassessable by the Trust (except as described under "Shareholder Liability" below) and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Trust, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Trust as a REIT.

Rank

  Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of Common Shares or other capital shares of the Trust, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

Dividends

  Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Trust, out of assets of the Trust legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Trust on such record dates as shall be fixed by the Board of Trustees of the Trust.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Trust fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Trust will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, no dividends will be declared or paid or set apart for payment on the Preferred Shares of the Trust of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for other capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

  If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Trust, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of the Trust, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of the Trust pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding shares of Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Trust.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, then, before any distribution or payment shall be made to the holders of any Common Shares, excess shares or any other class or series of capital shares of the Trust ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Trust, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Trust legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Trust. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of the Trust ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Trust shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust, shall not be deemed to constitute a liquidation, dissolution or winding up of the Trust.

Voting Rights

  Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Whenever dividends on any Preferred Shares shall be in arrears for six consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Trust at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such shares of Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Trust will be increased by two Trustees.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Trust will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of the Trust into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Trust's Declaration of Trust or the Statement of Designations for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Trust may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that
(x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

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

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

  The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

Shareholder Liability

  As discussed below under "Description of Common Shares--Shareholder Liability," the Declaration of Trust provides that no shareholder, including holders of Preferred Shares, shall be personally liable for the acts and obligations of the Trust and that the funds and property of the Trust shall be solely liable for such acts or obligations. The Declaration of Trust provides that, to the extent practicable, each written instrument creating an obligation of the Trust shall contain a provision to that effect. The Declaration of Trust also provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In some jurisdictions, however, with respect to tort and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, shareholders may be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

Restrictions on Ownership

  As discussed below under "Description of Common Shares--Restrictions on Ownership," for the Trust to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Trust in meeting this requirement, the Trust may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities, including any Preferred Shares of the Trust. Therefore, the Statement of Designations for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

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

                         DESCRIPTION OF COMMON SHARES

General

  The Common Shares are issued pursuant to the Declaration of Trust. The Common Shares (no par or stated value) are equal with respect to distribution and liquidation rights, are not convertible, have no preemptive rights to subscribe for additional Common Shares, are nonassessable (except as described under "Shareholder Liability" below) and are transferable in the same manner as shares of a corporation. Each shareholder is entitled to one vote in person or by proxy for each Common Share registered in his name and has the right to vote on the election or removal of Trustees, amendments to the Declaration of Trust, proposals to terminate, reorganize, merge or consolidate the Trust or to sell or dispose of substantially all of the Trust's property and with respect to certain business combinations. The Trust will have perpetual existence unless and until dissolved and terminated. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Trustees. The Common Shares offered by the Trust will be, when issued, fully paid and nonassessable (except as described under "Shareholder Liability" below).

  Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights, or other options to purchase Common Shares and other securities convertible into Common Shares.

  Several provisions in the Declaration of Trust may have the effect of deterring a takeover of the Trust. These provisions (i) establish the percentage of outstanding Common Shares required to approve certain matters, including removal of a Trustee, amendment of any section of the Declaration of Trust that provides for a shareholder vote, the reorganization, merger, consolidation, sale or termination of the Trust and a sale of substantially all of the assets of the Trust, at 80% unless the matter to be acted upon is approved or recommended by the Board of Trustees in which event the percentage is 66 2/3%; (ii) restrict ownership of the Trust's outstanding capital shares by a single person to 9.8% of such capital shares unless otherwise approved by the Board of Trustees to assist in protecting and preserving the qualification of the Trust as a real estate investment trust under the Code; and (iii) include a "fair price" provision that would deter a "two-stage" takeover transaction by requiring an 80% vote of outstanding Common Shares for certain defined "business combinations" with shareholders owning more than 9.8% of Common Shares or their affiliates if the transaction is neither approved by the Board of Trustees nor meets certain price and procedural conditions.

  In addition, the Declaration of Trust includes provisions for (i) the classification of Trustees into three classes serving three year staggered terms and (ii) the authorization of Trustees to issue an unlimited number of Common Shares and to issue additional classes of equity securities in unlimited numbers with such rights, qualifications, limitations or restrictions as are stated in the Board of Trustees' resolution establishing such class of securities.

  In 1989, the Trustees adopted a Shareholder Rights Plan (the "Plan"). Under the Plan, one right was issued for each outstanding Common Share and a right will be attached to each Share issued in the future. The rights authorize the holders to purchase Common Shares at a price below market upon the occurrence of certain events, including, unless approved by the Board of Trustees, acquisition by a person or group of certain levels of beneficial ownership of the Trust or a tender offer. The rights are redeemable by the Trust for $.01 and expire in 1999.

Restrictions on Ownership

  For the Trust to qualify as a REIT under the Code, not more than 50% in value of the outstanding capital shares, including in some circumstances capital shares into which outstanding securities (including the Securities) might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Trust's taxable year. To assist

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

the Trust in meeting this requirement, the Trust (a) by lot or other equitable means, may prevent the transfer of and/or may call for redemption a number of capital shares sufficient for the continued qualification of the Trust as a REIT and (b) may refuse to register the transfer of capital shares and may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities. Capital shares reserved for issuance upon conversion of any class of then outstanding convertible securities of the Trust may be considered outstanding capital shares for purposes of this provision if the effect thereof would be to cause a single person to own or to be deemed to own more than 9.8% of the Trust's outstanding capital shares. Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights or other options to purchase Common Shares and other securities convertible into Common Shares.

Shareholder Liability

  The Declaration of Trust provides that no shareholder shall be personally liable in connection with the Trust's property or the affairs of the Trust. The Declaration of Trust further provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In addition, the Trust is required to, and as a matter of practice does, insert a clause in its contracts that provides that shareholders shall not be personally liable thereunder. However, in respect to tort claims and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

Registrar and Transfer Agent

  The Registrar and Transfer Agent for the Common Shares is American Stock Transfer & Trust Company, New York, New York.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The Trust believes it has operated, and the Trust intends to continue to operate, in such manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Trust and its shareholders. For the particular provisions that govern the federal income tax treatment of the Trust and its shareholders, reference is made to Sections 856 through 860 of the Code and the treasury regulations promulgated thereunder. The following summary is qualified in its entirety by such reference.

  Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its shareholders. If the Trust fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its shareholders.

  To qualify as a REIT, the Trust must comply with a number of annual requirements regarding its income, assets and distributions. These requirements impose a number of restrictions on the Trust's operations. For example, the Trust may not lease property if the lease has the effect of giving the Trust a share of the net income of the lessee. The amount of personal property that may be included under a lease may not exceed a defined, low level, and the Trust may not provide services to its tenants, other than customary services and de minimis non-customary services. The Trust's ability to acquire non-real estate assets is restricted, and a 100% tax is imposed on any gain that the Trust realizes from sales of property to customers in the ordinary course of business (other than property acquired by reason of certain foreclosures), effectively preventing the Trust from participating directly in condominium projects and other projects involving the development of property for resale. Minimum distribution requirements also generally require the Trust to distribute at least 95% of its taxable income each year (excluding any net capital gain).

  In any year in which the Trust qualifies to be taxed as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits will be taxed to shareholders as ordinary income except that distributions of net capital gains designated by the Trust as capital gain dividends will be taxed as long-term capital gain income to the shareholders. A portion of such gains may be taxed at the 25% rate applicable to "Section 1250" gains. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder's Securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Trust, including the possibility of United States income tax withholding on Trust distributions.

                             PLAN OF DISTRIBUTION

  The Trust may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Trust or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Trust, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Trust will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the New York Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Trust may elect to list any series of Debt Securities or Preferred Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

  Under agreements the Trust may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Trust against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Trust in the ordinary course of business.

  If so indicated in the Prospectus Supplement, the Trust will authorize underwriters or other persons acting as the Trust's agents to solicit offers by certain institutions to purchase Securities from the Trust pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Trust. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                LEGAL OPINIONS

  The legality of the Securities offered hereby is being passed upon for the Trust by Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800. Certain REIT tax matters relating to the Trust are being passed upon by Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109. Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557 will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

  The Consolidated Financial Statements and Schedules of the Trust as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated herein by reference have been incorporated herein in reliance on the reports dated February 5, 1998 of Grant Thornton LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 which are incorporated herein by reference, Grant Thornton LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports dated May 5, 1998 and August 5, 1998 included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Grant Thornton LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.


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